

November 19, 2010

Zhenyu Wang
Principal Executive Officer
China INSOnline Corp.
Room 42, 4F, New Henry House, 10 Ice House Street
Central, Hong Kong

>   **Re: China INSOnline Corp.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed November 12, 2010**
>   **File No. 001-34113**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

1.   Please revise your filing to include all the information required by Item 303 of Regulation S-K including, without limitation, your results of operations for the past two fiscal years. Refer to Item 303(a)(3) of Regulation S-K and Instruction 1 to the Instructions to Paragraph 303(a).

Amendment to Certificate of Incorporation for Reverse Stock Split, page 52

2. As you note, your reverse stock split will have the effect of creating newly available authorized shares of common stock. Accordingly, please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If you have no such plans, please include a clear statement to the effect that you have no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

3. Refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the effective increase in your authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments, please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477. If you require further assistance, you may contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel